SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                 Commission File Number 0-20848

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [  ] Form 11-K    [  ] Form 20-F   [ ] Form 10-Q
[   ] Form N-SAR

For Period Ended:  December 31, 2001
                   -------------------------------------------------------------

[   ]  Transition Report on Form 10-K      [   ] Transition Report of Form 10-Q
[   ]  Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                  ----------------------------------------------

       Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I

                             REGISTRANT INFORMATION
Full name of registrant:  Universal Insurance Holdings, Inc.
                          -------------------------------------------------------------------
Former name if applicable:  Universal Heights, Inc.
                            -----------------------------------------------------------------
Address of principal executive office (Street and Number): 2875 N.E. 191st Street, Suite 300
                                                           ----------------------------------
City, state and zip code: Miami, Florida 33180
                          -------------------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b) The subject annual report,  semi-annual report,  transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c) The  accountant's   statement  or  other  exhibit  required  by  Rule
           12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


       Effective January 15, 2002, the Company terminated its outsourcing arrangements for its insurance operations and certain data processing and record keeping functions. These services are now provided in-house. It has taken longer than anticipated to complete the conversion, obtain data from the prior provider and to reconcile information and accounts. As a result, the Company requires additional time to prepare its Annual Report on Form 10-KSB for the period ended December 31, 2001. The Company fully expects to be able to file the Form 10-KSB on or before the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

James M. Lynch                          (305) 792-4200
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(Name)                                  (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes     [   ] No


       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [  ] Yes      [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Universal Insurance Holdings, Inc.
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                  (Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  March 29, 2002                    By: /s/ James M. Lynch
       --------------                       ------------------------------------
                                            James M. Lynch
                                            Chief Financial Officer